UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For October 18, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers.

On October 18, 2007, Mr. Tongju Zhou resigned as a director of Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”). Mr. Zhou did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Zhou was a member of the Company’s Compensation Committee at the time of his resignation. A copy of his letter of resignation is attached as Exhibit 99.1 hereto.

Also on October 18, 2007, Mr. Mark Stulga resigned as a director of the Company. Although there were disagreements on strategic objectives for the Company, Mr. Stulga did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Stulga was the Chairman of each of the Company’s Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee at the time of his resignation. A copy of his letter of resignation is attached as Exhibit 99.2 hereto.

Mr. Zhou and Mr. Stulga submitted their resignations separately. The Board of Directors of the Company is currently considering people to appoint as new directors to fill the vacancies. A timetable will be set for completing the search process as soon as possible.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Other Events.

On October 19, 2007, the Company became aware that a class action lawsuit had been filed on behalf of all purchasers of the Company’s stock from the date of the Company's Initial Public Offering on December 19, 2006 through October 16, 2007. The case is pending in the United States District Court for the Southern District of New York as case no. 07-CV-9416. The complaint alleges that the Company and certain of its present and former officers, directors, and control persons violated Sections 11 and 15 of the Securities Act of 1933.

The Company has not yet filed any formal response to the claims. The Company believes the claims are without merit and plans to vigorously defend itself against the claims.

Exhibits.

99.1	Letter of resignation from Mr. Tongju Zhou dated October 18, 2007.

99.2	Letter of resignation from Mr. Mark Stulga dated October 18, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: October 24, 2007